Exhibit 99.1

AEGON strengthens position in Hungary with pension fund merger

•	AEGON Hungary Pension Fund to merge with UNIQA and Public Service Pension Fund

•	Total AEGON pension fund members in region rises by 10% to 1.5 million

AEGON Hungary Pension Fund will merge with UNIQA and Public Service Pension Fund. This step will further strengthen AEGON’s position in the rapidly developing pension market throughout Central & Eastern Europe. Members of the two funds approved the merger at separate meetings in Budapest earlier today. The merged fund will operate under the AEGON brand name.

Over the past several years, AEGON has been steadily expanding its presence in Central & Eastern Europe. The Group now has businesses in six countries in the region – the Czech Republic, Hungary, Poland, Romania, Slovakia and Turkey. This latest step is part of a broader strategy outlined earlier this month by AEGON’s new CEO Alex Wynaendts to expand AEGON’s presence into regions and business lines with higher growth, higher return prospects. In Central & Eastern Europe, reform and strong economic growth are leading to increased demand for pensions, life insurance and other long-term savings and investment products.

With the merger, AEGON pension funds in Central & Eastern Europe will number 1.5 million members, an increase of 140,000 or 10%. AEGON is aiming to raise that figure to a total of 2.3 million pension fund members in Central & Eastern Europe by 2010.

The merger will significantly strengthen AEGON’s position in Hungary, almost doubling the Group’s share of the voluntary pension fund market and raising its share of the mandatory pension fund market to just over 20%. Once the merger is completed, AEGON Hungary’s pension fund will have a total of 810,000 members and approximately EUR 2 billion in assets under management. The merger still requires approval from Hungary’s regulatory authorities.

In a separate transaction earlier this year, AEGON bought UNIQA Asset Management Company and Heller-Saldo 2000 Pension Fund Management Company, which provide asset management and administration services respectively to UNIQA and Public Service Pension Fund. These entities will be integrated in AEGON’s own operations.

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About AEGON

AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

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Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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